FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1      Name and Address of Company

Silvermex Resources Inc.
Suite 1210 -885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

(“Silvermex” or the “Company”)

Item 2      Dates of Material Changes

June 26, 2012 and June 28, 2012

Item 3       News Release

News releases with respect to the material changes referred to in this report were issued through Marketwire on June 27, 2012 and June 28, 2012 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4       Summary of Material Changes

On June 27, 2012, the Company announced that at a special meeting of Silvermex’s shareholders optionholders and warrantholders (the “Silvermex Securityholders”), the Silvermex Securityholders approved the previously announced acquisition of Silvermex by First Majestic Silver Corp. (“First Majestic”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

On June 28, 2012, the Company announced that the Supreme Court of British Columbia (the “Court”) had issued a final order approving the Arrangement.

Item 5       Full Description of Material Change

5.1       Full Description of Material Change

On June 27, 2012, the Company announced that the previously announced acquisition of Silvermex by First Majestic pursuant to the Arrangement was approved at a special meeting of Silvermex Securityholders on June 26, 2012.

On June 28, 2012, the Company announced that the Court had issued a final order approving the Arrangement. The final order approving the Arrangement was issued at a hearing of the Court held on June 28, 2012 in Vancouver B.C.

The Arrangement will result in First Majestic acquiring all of the issued and outstanding shares of Silvermex. Under the terms of the Arrangement, each Silvermex shareholder will receive 0.0355 of a First Majestic common share and a nominal cash payment of $0.0001 for each Silvermex share held.

Further details regarding the Arrangement are set out in Silvermex's Notice of Annual General and Special Meeting and Management Information Circular dated May 22, 2012 which are available at www.sedar.com.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7       Omitted Information

Not applicable.

Item 8       Executive Officer

Duane Nelson
Chief Executive Officer
Suite 1210 -885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Tel: (604) 682-4004

Item 9       Date of Report

June 29, 2012